EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Class Action against Pelephone

Tel Aviv, Israel – January 21, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company’s Immediate Report dated March 5, 2014 and the description in section 3.16.1 (B) of Chapter A (Description of the Company’s Business) of the Company’s 2017 Periodic Report concerning approval as a class action against the subsidiary Pelephone Communications Ltd (“Pelephone”) of the claim that Pelephone had not informed customers wishing to join its services with a device not purchased from Pelephone, since if the device did not support the 850 MHz frequency they would only have partial reception from one frequency and not two, on January 20, 2019 the Company received notification from Pelephone concerning the ruling in the case handed down that day that recognized Pelephone’s liability for what was claimed in the class action, based on misrepresentation under the Consumer Protection Law and on lack of good faith in negotiations, in respect of the period up to the date of the ruling on the application to approve the claim as a class action (March 2014). In accordance with the ruling and the previous ruling in the case, the next stage in hearing the case will be the question of the damages claimed.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.